EXHIBIT 1

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 - 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1 — Reporting Issuer:

Cameco Corporation (“Cameco”)

ITEM 2 — Date of Material Change:

November 25, 2002

ITEM 3 — Press Release:

The English version and the French translation version of the press releases relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on November 25, 2002.

ITEM 4 — Summary of Material Change:

Cameco Gold Inc. (“Cameco Gold”), a wholly owned subsidiary of Cameco, reports the discovery of high-grade gold mineralization at its REN project in northern Nevada, USA. Fourteen holes drilled over a three-year period have returned high-grade intercepts, including assayed grades ranging from 8.0 grams gold per tonne (g/t) over 28.9 metres (m) to 55.2 g/t over 24.4m. Exploration results obtained in the last six months from five of these holes now confirm that the mineralization extends at least 200 m in length. Mineralization occurs at a depth of 700 m to 900 m below the surface. Further drilling will be required to define the extent of mineralization which remains open in three directions. As preliminary exploration data, these results are not sufficient to draw conclusion as to the economic significance of the mineralization.

The REN project is located 2.5 km north of the high-grade Meikle and Rodeo underground mines in the Carlin trend, a major gold producing area of North America with annual production of 4.0 million ounces in 2001.

Cameco Gold is the operator and majority owner (62.14%) of the REN project, with Homestake Mining Corporation of California, a wholly owned subsidiary of Barrick Gold Corporation, owning the remaining interest (37.86%) in the joint venture.

ITEM 5 — Full Description of Material Change:

Cameco Gold, a wholly owned subsidiary of Cameco, on November 25, 2002, reported the discovery of high-grade gold mineralization at its REN project in northern Nevada, USA. Fourteen holes drilled over a three-year period have returned high-grade intercepts, including assayed grades ranging from 8.0 grams gold per tonne (g/t) over 28.9 metres (m) to 55.2 g/t over 24.4 m. Exploration results obtained in the last six months from five of these holes now confirm that the mineralization extends at least 200 m in length.

Mineralization occurs at a depth of 700 to 900 m below surface. Further drilling will be required to define the extent of mineralization, which remains open in three directions.

As preliminary exploration data, these results are not sufficient to draw conclusions as to the economic significance of the mineralization.

The REN project is located 2.5 km north of the high-grade Meikle and Rodeo underground mines in the Carlin trend, a major gold producing area of North America with annual production of 4.0 million ounces in 2001.

“This is a very exciting discovery in what is one of the world’s most significant gold producing regions,” said Len Homeniuk, president, Cameco Gold. “Our plan is to accelerate our exploration efforts to further delineate the potential of the discovery.”

Cameco Gold is the operator and majority owner (62.14%) of the REN project, with Homestake Mining Corporation of California, a wholly owned subsidiary of Barrick Gold Corporation, owning the remaining interest (37.86%) in the joint venture.

TECHNICAL SUMMARY

Project History

Cameco Gold assumed operatorship of the project in August 1998. The REN claims have been explored since about 1982.

The first high-grade mineralization was discovered in August 2000 as a result of a six hole drilling program with hole #24 returning the best assay results. Continuity of that first mineralization, however, turned out to be limited.

Follow-up drilling programs in 2001 and 2002 identified another mineralized area referred to as the JB zone, which has been recently confirmed over a minimum strike length of 200 m. A total of 41 holes have been drilled on the REN claims since Cameco assumed project operatorship. Detailed drilling information is available on Cameco’s web site as a link to Cameco Gold’s November 25, 2002 news release on this matter.

Drilling Results (2000 - 2002)

	Intercept	Grade		Intercept	Grade
Hole #	(Metres)	(g/t)	Hole #	(Metres)	(g/t)

24	24.4	55.2	43	7.3	10.2
25	4.0	22.6	43W1	6.1	8.9
24W4	18.3	32.4	43W2	10.7	14.4
26	11.9	17.0	44	13.7	14.5
28	5.2	9.1	49	19.8	21.2
38	10.7	8.3	49W1	18.3	12.4
42	4.6	9.6	50	28.9	8.0

Cameco Gold and its joint venture partner are considering funding a $2.6 million (US) exploration program on the REN claims in 2003.

Geological Setting

The REN Project is strategically located in the Carlin trend and contains an extensive alteration zone along the northern projection of the regional Post Fault. This zone encompasses much of the prospective stratigraphy that hosts high-grade mineralization at the Meikle and Rodeo mines to the south. Exploration targets at the REN Project have been based on structural and stratigraphical similarities with the Meikle deposit, which has been mined since 1996 and produced 713,000 ounces of gold during 2001, and the Rodeo deposit which began production in 2001.

Drill Procedures, Sampling and Analyses

Drilling at the REN project involved pre-collaring holes to approximately 700-750 m using the relatively inexpensive, reverse circulation method. Holes were then completed using HQ core drilling. Precise follow-up targeting was accomplished by directional (Navi) drill methods.

Drill core was split and sampled by Cameco personnel. Half the core was sampled and sealed in bags and shipped to ALS Chemex assay laboratories. Initial assays consisted of fire assaying with an AA finish. Samples over 10 parts per million (ppm) were subsequently fire assayed with a gravimetric finish. The final sample split weight was one assay ton. ALS Chemex, located in Elko and Sparks, Nevada, is a well established and a recognized assay and geochemical analytical services company. ALS Chemex is ISO 9002 registered.

Check assays were completed on a regular basis. This was done at American Assay Labs. in Reno, Nevada, and Cone Geochemical Inc. in Lakewood, Colorado. No significant variance from the original assays were observed. The American Assay and Cone results were based on fire assaying with a gravimetric finish. The sample size was one assay ton.

Qualified Person

Gaylord Cleveland, Cameco Gold’s district geologist in Nevada, has been involved in gold exploration projects for over 30 years and manages the REN project. He has a Bachelor of Science degree in geophysical engineering, a Master of Science in geology, and is a member of the American Institute of Professional Geologists. He has compiled, read and approved the technical disclosure contained in the November 25, 2002 press release upon which this material change report is based.

Profile

Cameco Gold currently operates the Kumtor gold mine in the Kyrgyz Republic. Kumtor is scheduled to produce approximately 500,000 ounces in 2002. 2003 production is forecast at 675,000 ounces. Cameco Gold has a 1/3 share in Kumtor production.

Cameco Gold also manages and has a 49% interest in the Boroo gold mine project, currently under construction in the Republic of Mongolia. Construction is scheduled to be completed in the third quarter of 2003 and production is estimated to be nominally 180,000 ounces per annum.

Cameco Gold with its head office in Toronto, Ontario, is a wholly owned subsidiary of Cameco Corporation, which is based in Saskatoon, Saskatchewan. The shares of Cameco Corporation trade on the Toronto and New York stock exchanges.

Supplemental Information

Additional drilling information and maps are available on Cameco’s web site as a link to Cameco Gold’s November 25, 2002 news release on this matter.

ITEM 6 — Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4)(AB), Subsection 75(3) (ON), Section 74 (PQ),                     Subsection 81(3) (NS), and Subsection 76(3) (NF):

None Applicable

ITEM 7 — Omitted Information:

None Applicable

ITEM 8 — Senior Officer:

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Cameco Corporation (306) 956-6303

ITEM 9 — Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein

DATED at Saskatoon, Saskatchewan the 29th day of November, 2002.

“Gary M.S. Chad”

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary